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                              FOR:  Dataram Corporation

                   APPROVED BY:  Mark E. Maddocks
                                 Chief Financial Officer
                                 Dataram Corporation
                                 (609) 799-0071

FOR IMMEDIATE RELEASE
                       CONTACT:  Investor Relations:
                                 Cheryl Schneider/John Blackwell
                                 Press: Michael McMullan, David Nugent
                                 Morgen-Walke Associates, Inc.
                                 (212) 850-5600

               DATARAM REPORTS 61% EARNINGS INCREASE
                 DECLARES THREE FOR TWO STOCK SPLIT

     PRINCETON, NJ, November 10, 1999 - Dataram Corporation (AMEX:
DTM) today reported record earnings for its second quarter ended
October 31, 1999.

     For the fiscal 2000 second quarter, net earnings were $2,081,000, up 61% compared with the second quarter of fiscal 1999. On a diluted basis, earnings per share increased 57% to a record $0.33 in the quarter, compared with $0.21 in the second quarter of fiscal 1999. Revenues of $29.4 million were up 81% versus $16.3 million in the prior year's second quarter. Volume, measured in gigabytes shipped, increased 104% in the second quarter compared to the prior year period. On a sequential basis, quarterly revenues increased 39% to $29.4 million from $21.2 million and net earnings rose 36% to $2,081,000 from $1,531,000.

     For the fiscal 2000 six-month period, net earnings rose 33% to $3,612,000, or $0.58 per diluted share, versus $2,707,000, or $0.44 per diluted share. Revenues of $50.6 million were up 49% compared to $34.0 million in the comparable period of fiscal 1999.

     Robert V. Tarantino, Dataram's president and chief executive officer, commented, "It is a pleasure to report yet another quarter of record earnings. This is our eighth consecutive quarter of delivering increased year-over-year bottom line results. These results reflect continued strong growth in volume and more stable average selling prices. The market for our high capacity memory products is benefiting not only from the growing need for more powerful memory products to manage the expanding Internet infrastructures, but by our growing presence in the OEM and channel assembly businesses."

                                  -more-


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DATARAM REPORTS 61% EARNINGS INCREASE                         Page 2
DECLARES THREE FOR TWO STOCK SPLIT

     Mr. Tarantino continued, "In an important development this quarter, we entered into an agreement with Compaq Computer Corporation whereby AlphaServer network and workstation users can add Dataram memory to their Compaq service agreements. This action improves our competitiveness by increasing the value of Dataram memory to our existing and potential customers."

     Mr. Tarantino added, "In addition to actively expanding our core business, we continued to foster new relationships with channel assemblers and original equipment manufacturers (OEMs). Our OEM business, which we entered in the fourth quarter of our 1999 fiscal year, contributed revenue of over $3 million in the second quarter, an improvement of nearly 150% from the first quarter. We are confident that this segment will provide us with numerous growth opportunities and will improve the efficiency of our manufacturing assets as we build volume."

     The Company continued its previously announced 1,000,000 share repurchase program. During the second quarter the Company bought back 210,200 shares at an average price of $13.14, bringing the total number of shares purchased year-to-date to 279,900 shares. As of November 9, 1999, the Company has purchased 617,900 shares under the current authorization.

     Additionally, the Company announced that its Board of Directors has approved a three-for-two split of its common stock for shareholders of record at the close of business on November 24, 1999. The stock split will be in the form of a one share dividend for each two shares owned. The distribution of the additional shares will occur on December 15, 1999. The Company's share repurchase program will remain in place. "The Company's strong financial performance makes today's actions possible," Mr. Tarantino said. "The stock split will provide additional liquidity for our shares and, coupled with the repurchase program, return value to our shareholders."

     Mr. Tarantino concluded, "A more stable price environment coupled with increasing demand for high capacity memory products and expanding OEM relationships point to a promising future and solid results in the upcoming quarters. We anticipate these conditions persisting in the coming months and into next year. As such, we are confident that we will be able to maintain our momentum and continue to grow through the remainder of the year and into the new millenium."

     Dataram Corporation is a leading provider of gigabyte memory upgrades for workstations and network servers. The Company specializes in the manufacture of large-capacity memory boards for Compaq/Digital, Dell, Hewlett-Packard, IBM, Intel, Silicon Graphics and Sun Microsystems computers.
                                -more-


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DATARAM REPORTS 61% EARNINGS INCREASE                         Page 3
DECLARES THREE FOR TWO STOCK SPLIT

     The information provided in this press release may include forward-looking statements relating to future events, such as the development of new products, the commencement of production, or the future financial performance of the Company. Actual results may differ from such projections and are subject to certain risks including, without limitation, risks arising from: changes in the price of memory chips, changes in the demand for memory systems for workstations and servers, increased competition in the memory systems industry, delays in developing and commercializing new products and other factors described in the Company's most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission which can be reviewed at http://www.sec.gov.

                  (Financial Tables To Follow)


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                   DATARAM CORPORATION AND SUBSIDIARY
                  CONSOLIDATED STATEMENTS OF EARNINGS
                    (in thousands, except per share amounts)


                               Three Months Ended       Six Months Ended
                              10/31/99   10/31/98      10/31/99   10/31/98
                              ________   ________      ________   ________
                                 (Unaudited)               (Unaudited)

Revenues                        $ 29,385   $ 16,262      $ 50,550   $ 34,012
Costs and expenses:
     Cost of sales                21,940     11,095        37,355     23,365
     Engineering and
       development                   343        372           676        704
     Selling, general and
       administrative              3,857      2,810         6,907      5,747
                                 _______    _______       _______    _______
                                  26,140     14,277        44,938     29,816

Earnings from operations           3,245      1,985         5,612      4,196

Interest income, net                 117        135           225        252
                                 _______    _______       _______    _______

Earnings before income taxes       3,362      2,120         5,837      4,448
Income taxes                       1,281        830         2,225      1,741
                                 _______    _______       _______    _______
Net earnings                     $ 2,081    $ 1,290       $ 3,612    $ 2,707
                                 =======    =======       =======    =======

Net earnings per share:
     Basic                       $  0.40    $  0.23       $  0.69    $  0.49
                                 =======    =======       =======    =======
     Diluted                     $  0.33    $  0.21       $  0.58    $  0.44
                                 =======    =======       =======    =======

Average number of shares outstanding:
     Basic                         5,194      5,543         5,206      5,553
                                 =======    =======       =======    =======
     Diluted                       6,307      6,145         6,280      6,143
                                 =======    =======       =======    =======

                                        -more-


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                           DATARAM CORPORATION AND SUBSIDIARY
                              CONSOLIDATED BALANCE SHEETS
                                     (in thousands)


                                       October 31, 1999     April 30, 1999
                                       ________________     ______________
                                         (Unaudited)           (Audited)
ASSETS
   Current assets:
   Cash and cash equivalents            $       8,389        $       8,093
   Trade receivables, net                      16,956               12,016
   Inventories                                  4,450                3,290
   Other current assets                           653                  475
                                       ________________     ______________
          Total current assets                 30,448               23,874

    Property and equipment, net                 3,631                3,491

    Other assets                                    9                    9
                                       ________________     ______________

                                        $      34,088        $      27,374
                                       ==============       ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities:
   Accounts payable                     $      10,062        $       4,344
 Accrued liabilities                            2,285                2,092
                                       ________________     ______________
          Total current liabilities            12,347                6,436

Deferred income taxes                             919                  919

Stockholders' equity                           20,822               20,019
                                       ________________     ______________
                                        $      34,088        $       27,374


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